4-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Metalink Ltd.

(Translation of registrant's name into English)

Yakum Business Park, Yakum 60972, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following are included in this Report on Form 6-K:

1. Press release dated April 25, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.

Date: April 28, 2002

By______________
Ofer Lavie
Chief Financial Officer

Metalink
Broadband Access

Contacts:
Ofer Lavie
Chief Financial Officer
Metalink Ltd.
Tel: 972-9-960-5555
Fax: 972-9-960-5399

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc.
Tel: 212-725-4500
Fax: 212-725-9188

METALINK REPORTS FIRST QUARTER RESULTS
22% revenue increase, loss narrows

YAKUM, Israel – April 25, 2002–Metalink Ltd. (NASDAQ: MTLK) http://www.metalinkdsl.com today reported results for the first quarter ended March 31, 2002.

For the first quarter ended March 31, 2002, Metalink reported revenues rose 22% to $2,104,000 compared to $1,723,000 reported for the fourth quarter ended December 31, 2001 and 74% compared to $1,210,000 reported for the third quarter ended September 30, 2001.

Metalink reported a loss of $3.5 million, or $0.19 per share for the first quarter of 2002 compared to a loss of $4.1 million, or $0.22 per share for the fourth quarter of 2001, and a loss of $4.4 million, or $0.24 per share for the third quarter ended September 30, 2001.

The Company maintained a strong cash, cash equivalents, short and long term investment position with $84.6 million in the first quarter of 2002.

Metalink-2

"While visibility in the communication market remains a challenge, we are pleased to note signs of improvement in the demand for our products. We are encouraged to see our new SHDSL and VDSL chipsets generate, this quarter, more than half of our revenue as customers successfully ramp up production. We expect such new products to accelerate Metalink's growth as market conditions continue to improve," said Tzvi Shukhman, Chairman and CEO of Metalink.

"Our near term revenue growth will be mainly fueled by our success in the T1 and E1 replacement markets. Market leading OEMs, serving Telcos such as France Telecom, British Telecom, Deutsche Telekom, Telecom Italia or major North American ILECs, have selected our HDSL, SHDSL, HDSL2 and HDSL4 chipsets.

"On the bundled video, data and voice front, we have secured most of the Standard compliant FS-VDSL design wins worldwide serving the 'triple-play' of bundled video, data and voice. We expect these design wins to contribute significantly to the growth of the company as ILECs begin mass deployment of such bundled consumer services.

"We are also entering the fast growing market for IP Networking Transport and collaborate with Infineon Technologies AG to ensure full interoperability of both companies' solutions. This exciting market uses VDSL technology for transport.

"Our strong balance sheet, coupled with our continued P&L performance improvements and progress in the T1/E1 replacement and VDSL marketplaces, establish a strong foundation for Metalink to continue growth and enjoy the long term potential of our chipsets' mass deployment," concluded Shukhman.

Metalink-3

About Metalink Ltd.:

Metalink, a fabless semiconductor company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers. Metalink's broadband silicon solutions enable cost effective, very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks.

The Company's top-level algorithmic designers, along with its leadership in standards bodies worldwide, are establishing Metalink as a leader in the field of broadband access.

Metalink continues to implement its strategic growth plan of focusing on high growth video deployment and voice over Digital Subscriber Line (DSL) applications and capitalizing on its industry leading SHDSL and VDSL technologies.

Metalink's headquarters are located at Yakum Business Park, Yakum, 60972 Israel, Tel: 972-9-9605555, Fax: 972-9-9605544. Metalink's U.S. Subsidiary is located at 105 Lake Forest Way, Folsom, CA 95630 Tel: 916/355-1580, Fax: 916/355-1585.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the growth rate or decline of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products, both current and new; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues, expenses and or earnings; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the company's intellectual property; costs associated with research and development; changes in grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel; changes in taxes; changes in product mix; changes in product costs and pricing; and the possible impact of currency and interest rate of fluctuations. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report on Form 20-F.

METALINK LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31, 2002 (Unaudited)	Three months ended March 31, 2001 (Unaudited)
	($ in thousands, except share and per share data)	
Revenues	$ 2,104	$ 8,108
Cost of revenues:		
Costs and expenses	1,202	3,209
Royalties to the Government of Israel	39	213
Total cost of revenues	1,241	3,422
Gross profit	863	4,686
Operating expenses:		
Gross research and development	3,723	4,556
Less - Royalty bearing grants	654	945
Research and development, net	3,069	3,611
Sales and marketing	996	1,309
General and administrative	714	777
Non-cash compensation	200	133
Total operating expenses	4,979	5,830
Operating loss	(4,116)	(1,144)
Financial income, net	587	1,691
Net (loss) income	$ (3,529)	$ 547
Earning (loss) per share:		
Basic	$ (0.19)	$ 0.03
Diluted	$ (0.19)	$ 0.03
Shares used in computing earnings (loss) per ordinary share:		
Basic	18,308,165	18,473,342
Diluted	18,308,165	20,072,766

METALINK LTD.
CONSOLIDATED BALANCE SHEETS

	March 31, 2002 (Unaudited)	March 31, 2001 (Unaudited)
	($ in thousands)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 7,314	$ 8,484
Short-term investments	62,340	83,882
Trade accounts receivable	2,737	8,861
Other receivables	1,389	3,268
Prepaid expenses	1,645	738
Inventories	2,500	2,500
Total current assets	77,925	107,733
Long-term investments	14,931	5,002
Severance pay fund	876	587
Property and equipment		
Cost	12,140	9,208
Less - Accumulated depreciation and amortization	5,050	2,946
	7,090	6,262
	$ 100,822	$ 119,584
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Trade accounts payable	$ 555	$ 3,080
Other payables and accrued expenses	3,453	3,781
Total current liabilities	4,008	6,861
Accrued severance pay	1,525	1,313
Shareholders' equity		
Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding – 19,223,938 and 18,953,074 shares as of March 31, 2002 and March 31, 2001, respectively)	581	575
Additional paid-in capital	127,149	126,354
Deferred stock compensation	(1,450)	(2,110)
Accumulated deficit	(21,106)	(5,919)
	105,174	118,900
Treasury stock, at cost: 898,500 and 624,500 shares as of March 31,2002 and March 31, 2001, respectively	(9,885)	(7,490)
Total shareholders' equity	95,289	111,410
	$ 100,822	$ 119,584